Exhibit 21.1

CLAYTON HOLDINGS, INC.

LIST OF SUBSIDIARIES

	JURISDICTION OF INCORPORATION	NAME UNDER WHICH
SUBSIDIARY NAME	OR ORGANIZATION	DOES BUSINESS

Clayton Services, Inc.	Delaware	Clayton Services, Inc.
First Madison Services, Inc.	Delaware	First Madison Services, Inc.
Quantum Servicing Corporation	Delaware	Quantum Servicing Corporation
Clayton Fixed Income Services Inc.	Colorado	Clayton Fixed Income Services
Clayton IPS Corporation	Colorado	Clayton IPS Corporation
Clayton Holdings UK Limited	United Kingdom	Clayton Holdings UK Limited
Clayton Euro Risk Limited	United Kingdom	Clayton Euro Risk Limited